UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported)

August 27, 2026

BLACK SPADE ACQUISITION III CO

(Exact Name of Registrant as Specified in its Charter)

Cayman Islands	001-43039	N/A
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

Suite 2902, 29/F, The Centrium, 60 Wyndham Street, Central, Hong Kong	N/A
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: + 852 3955 1316

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A ordinary shares, $0.0001 par value, included as part of the units	BIII	The New York Stock Exchange
Redeemable warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50, included as part of the units	BIIIW	The New York Stock Exchange
Units, each consisting of one Class A ordinary share and one-third of one redeemable warrant	BIIIU	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry Into A Material Definitive Agreement.

Business Combination Agreement

On August 27, 2026, Black Spade Acquisition III Co, an exempted company incorporated with limited liability under the laws of the Cayman Islands (“Black Spade III” or the “Company”) entered into a Business Combination Agreement (the “Business Combination Agreement”) with Astrum Space Inc, an exempted company incorporated with limited liability under the laws of the Cayman Islands (“Astrum”), and Astrum Networks Pte. Ltd., a company incorporated under the laws of Singapore and a direct wholly-owned subsidiary of Astrum (“Astrum Singapore”), pursuant to which, among other transactions, on the terms and subject to the conditions set forth therein, Astrum will merge with and into Black Spade III (the “Merger”), with Black Spade III surviving the Merger (the “Merger Surviving Company”), following which Astrum Singapore will become a direct wholly owned subsidiary of the Merger Surviving Company. The Merger and the other transactions contemplated by the Business Combination Agreement are hereinafter referred to as the “Business Combination”.

The Business Combination

Pursuant to the Business Combination Agreement, among other things, immediately prior to the effective time of the Merger (the “Merger Effective Time”), (i) each unit of Black Spade III (“BIII Unit”) that is issued and outstanding immediately prior to the Merger Effective Time shall be automatically detached and the holder thereof shall be deemed to hold one Class A ordinary share of Black Spade III, par value $0.0001 per share (“BIII Class A Ordinary Share”), and one-third of a redeemable warrant of Black Spade III (“BIII Public Warrant”) (the "Unit Separation"); and (ii) each holder of a Class B ordinary share of Black Spade III, par value $0.0001 per share (“BIII Class B Ordinary Share”) that is issued and outstanding immediately prior to the Merger Effective Time will elect to convert each such share into one BIII Class A Ordinary Share, and each BIII Class B Ordinary Share shall no longer be outstanding and shall be canceled, and each former holder of BIII Class B Ordinary Shares shall thereafter cease to have any rights with respect to such BIII Class B Ordinary Shares (the “Conversion”).

At the Merger Effective Time and as a result of the Merger, (i) the separate corporate existence of Astrum will cease and Black Spade III will continue as the Merger Surviving Company; (ii) the second amended and restated memorandum and articles of association of Black Spade III (the “Listing Articles”) will be adopted and become effective; (iii) the Merger Surviving Company will be renamed “Astrum Space Company” (or such other name as may be agreed by the parties) and will trade on the NYSE under a new ticker symbol; (iv) each BIII Class A Ordinary Share (including the BIII Class A Ordinary Shares issued as a result of the Conversion) that is issued and outstanding immediately prior to the Merger Effective Time (other than BIII Class A Ordinary Shares that are treasury shares, validly redeemed shares or dissenting shares) shall remain issued and outstanding as Class A ordinary shares of the Merger Surviving Company (“Listco Shares”); (v) the ordinary shares of Astrum issued and outstanding immediately prior to the Merger Effective Time and held by Astrum Space Holding Inc (“Astrum Holding”) shall be cancelled in exchange for the right of Astrum Holding to receive 100,000,000 Listco Shares; (vi) each BIII Class A Ordinary Share that is held immediately prior to the Merger Effective Time by Black Spade III as treasury shares, including shares redeemed in connection with the exercise of redemption rights by Black Spade III shareholders (the “BIII Shareholder Redemption”), shall be cancelled and cease to exist; (vii) each BIII Class A Ordinary Share that has been validly redeemed pursuant to the BIII Shareholder Redemption shall be cancelled and cease to exist and shall thereafter represent only the right to be paid a pro rata share of the funds held in Black Spade III’s trust account; and (viii) each BIII Class A Ordinary Share that is held by any person who has validly exercised and not effectively withdrawn or lost their right to dissent from the Merger in accordance with Section 238 of the Companies Act (As Revised) of the Cayman Islands will be cancelled and carry no right other than the right to receive the payment of the fair value of such share determined in accordance with such Section 238.

At the Merger Effective Time, each issued and outstanding warrant of Black Spade III (“BIII Warrant”), including each BIII Public Warrant and each warrant (i) originally sold to Black Spade Sponsor LLC III, a limited liability company registered under the laws of the Cayman Islands (the “Sponsor”), and Black Spade III’s IPO underwriters in a private placement in connection with Black Spade III’s initial public offering or (ii) issued in connection with the conversion of working capital loans made to Black Spade III by the Sponsor or its affiliated persons (“BIII Private Warrant”), will continue to be exercisable for Listco Shares on the same terms and conditions as the applicable BIII Warrant.

The Business Combination has been approved by the boards of directors of Black Spade III, Astrum and Astrum Singapore.

Conditions to Closing

The consummation of the Business Combination (the “Closing” and the date of the Closing, the “Closing Date”) is conditioned upon, among other things: (i) the approval for listing of Listco Shares to be issued in connection with the Business Combination on the New York Stock Exchange (“NYSE”); (ii) the absence of any law or governmental order enjoining, prohibiting or making illegal the consummation of the Business Combination; (iii) the receipt of the required approval by the Black Spade III shareholders (the “BIII Shareholder Approval”); (iv) the effectiveness of the Registration Statement (as defined below) in accordance with the Securities Act of 1933, as amended (the “Securities Act”) and the absence of any stop order issued by the U.S. Securities and Exchange Commission (the “SEC”) with respect to the Registration Statement.

The obligations of Black Spade III to consummate the Business Combination are also conditioned upon, among other things: (i) the accuracy of the representations and warranties of Astrum and Astrum Singapore (subject to certain materiality standards set forth in the Business Combination Agreement); (ii) the material compliance by Astrum and Astrum Singapore with their pre-closing covenants; (iii) the absence of any event since the date of the Business Combination Agreement that has had, or would reasonably be expected to have, a material adverse effect on the business, results of operations or financial condition of Astrum and its subsidiaries, taken as a whole (subject to certain exceptions set forth in the Business Combination Agreement); and (iv) Astrum Holding, as the sole shareholder of Astrum, having passed a special resolution approving the execution, delivery and performance of the Business Combination Agreement, the Plan of Merger and the consummation of the transactions, including the Merger.

The obligations of Astrum to consummate the Business Combination are also conditioned upon, among other things: (i) the accuracy of the representations and warranties of Black Spade III (subject to certain materiality standards set forth in the Business Combination Agreement); (ii) the material compliance by Black Spade III with its pre-closing covenants; and (iii) the absence of any event since the date of the Business Combination Agreement that has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of Black Spade III to timely consummate the Business Combination.

Covenants

The Business Combination Agreement includes customary covenants of the parties thereto with respect to operation of their respective businesses prior to consummation of the Business Combination and efforts to satisfy conditions for the consummation of the Business Combination. The Business Combination Agreement also contains additional covenants of the parties, including, among others, (i) a covenant providing for Black Spade III, Astrum and Astrum Singapore to cooperate in the preparation of the Registration Statement on Form F-4 required to be prepared in connection with the Business Combination (the “Registration Statement”), (ii) covenants requiring Black Spade III to call, convene and hold an extraordinary general meeting of the Black Spade III shareholders (the “BIII Extraordinary General Meeting”) to consider and vote upon the Business Combination and to provide the Black Spade III shareholders with the opportunity to effect a BIII Shareholder Redemption in connection therewith as promptly as reasonably practicable following the date that the Registration Statement is declared effective by the SEC under the Securities Act, (iii) covenants requiring Astrum to obtain the approval of the Business Combination by Astrum Holding, and (iv) covenants prohibiting Black Spade III and Astrum from, among other things, soliciting or negotiating with third parties regarding alternative transactions and agreeing to certain related restrictions. The Business Combination Agreement also provides that for two (2) years after Closing, the Sponsor will have the right to nominate one (1) director to the Board for a term not less than two (2) years on terms to be mutually agreed by the Merger Surviving Company and the Sponsor.

The Business Combination Agreement also provides that, during the period from the date of the Business Combination Agreement until the Closing, the parties shall use commercially reasonable efforts to raise equity or equity-linked financing or debt financings as mutually agreed by Black Spade III and Astrum, to be consummated no later than the Closing.

Under the Business Combination Agreement, Astrum has covenanted to maintain in full force and effect a letter of support dated August 21, 2026, pursuant to which Mr. Zhou Qingzhi, the founder of Astrum (the “Founder”), has committed to provide funding to the Astrum group in an aggregate amount of up to US$168,000,000 to support the operating, investing and financing activities of the Astrum Group, including the development and launch of the NEASTAR-1 satellite.

Prior to the Closing, Astrum shall cause all outstanding related party indebtedness owed by Astrum or any of its subsidiaries to be novated to Astrum Holding or otherwise forgiven or cancelled, such that no related party indebtedness will be reflected as a liability of Astrum or its subsidiaries for any post-Closing period.

 Representations and Warranties

The Business Combination Agreement contains representations and warranties of Astrum and Astrum Singapore, relating to, among other things, corporate organization; the authorization, performance and enforceability against Astrum and Astrum Singapore of the Business Combination Agreement; required consents and filings; absence of conflicts; subsidiaries; capitalization of Astrum and its subsidiaries; financial statements; absence of undisclosed liabilities; absence of changes; litigation; compliance with laws; significant contracts; intellectual property; data privacy and security; employee benefits; labor matters; tax matters; insurance; real property; environmental matters; affiliate transactions; vendors; anti-corruption, anti-money laundering and sanctions matters; information supplied for inclusion in the Registration Statement; bankruptcy and insolvency; satellite matters; and broker’s fees.

The Business Combination Agreement contains representations and warranties of Black Spade III, relating to, among other things, corporate organization; the authorization, performance and enforceability against Black Spade III of the Business Combination Agreement; required consents and filings; absence of conflicts; litigation; capitalization; undisclosed liabilities; reports filed with the SEC, financial statements and internal controls; listing and compliance with NYSE rules; information supplied for inclusion in the Registration Statement and Proxy Statement; trust account; absence of changes; compliance with laws; material contracts; employees and employee benefit plans; properties; related party transactions; tax matters; anti-corruption, anti-money laundering and sanctions matters; independent investigation; and broker’s fees.

The representations and warranties made in the Business Combination Agreement will not survive the consummation of the Merger.

Sponsor Transaction Bonus

 At the Closing, Astrum shall pay, or cause to be paid, to the Sponsor a transaction bonus equal to US$3,500,000 (the “Sponsor Transaction Bonus”) in consideration for the Sponsor’s efforts in facilitating the consummation of the Business Combination. The Sponsor Transaction Bonus shall be deducted from the trust account or paid from Astrum’s available funds concurrently at Closing.

Performance Shares

Following the Closing, if certain milestone events are achieved, the Merger Surviving Company shall issue, or cause to be issued, to Astrum Holding, up to a total of 25,500,000 Listco Shares (the “Performance Shares”), upon the terms and conditions set forth in the Business Combination Agreement.

If the Merger Surviving Company achieves any of the following milestone events (as evidenced by reasonable documentation) in respect of its geostationary earth orbit satellite named “NEASTAR-1” (each, a “Milestone Event”) on or prior to the applicable milestone date (each, a “Milestone Date”), Astrum Holding shall be entitled to receive the applicable number of Listco Shares:

(a)	Upon full spacecraft integration, on or prior to February 1, 2028: 7,650,000 Listco Shares;
(b)	Upon shipment to the launch site, on or prior to April 15, 2029: 10,200,000 Listco Shares; and
(c)	Upon launch of the NEASTAR-1 satellite, on or prior to June 30, 2029: 7,650,000 Listco Shares.

Equity Incentive Plan

Black Spade III will adopt an equity incentive plan (the “Equity Incentive Plan”) prior to the Closing, subject to the approval of the Black Spade III shareholders. The Equity Incentive Plan will provide for the grant of awards to employees, service providers, the Founder and other eligible participants of the Merger Surviving Company and its subsidiaries with a total pool of awards of Listco Shares not exceeding 20% of the aggregate number of Listco Shares outstanding as of immediately after the Closing on a fully diluted, as converted and as-exercised basis. The Equity Incentive Plan shall be effective upon and from the Closing.

Termination

The Business Combination Agreement may be terminated under certain customary and limited circumstances prior to Closing, including: (i) by written consent of all parties to the Business Combination Agreement; (ii) by either Astrum or Black Spade III if the Closing shall not have occurred on or before May 27, 2027, or such later date as may be mutually agreed by the Company and Black Spade III (the “Termination Date”), subject to certain exceptions; (iii) by either Astrum or Black Spade III if the consummation of the Merger is permanently enjoined, prohibited, deemed illegal or prevented by the terms of a final, non-appealable governmental order; (iv) by Black Spade III upon a breach of any representation, warranty, covenant or agreement set forth in the Business Combination Agreement by Astrum or Astrum Singapore if such breach gives rise to a failure of certain closing conditions to be satisfied and cannot be or has not been cured within 30 days following the receipt of notice from Black Spade III; (v) by Astrum upon a breach of any representation, warranty, covenant or agreement set forth in the Business Combination Agreement by Black Spade III if such breach gives rise to a failure of certain closing conditions to be satisfied and cannot be or has not been cured within 30 days following the receipt of notice from Astrum; or (vi) by either Astrum or Black Spade III if the BIII Shareholder Approval is not obtained at the BIII Extraordinary General Meeting (subject to any permitted adjournment or postponement).

The foregoing description of the Business Combination Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Business Combination Agreement, a copy of which is filed with this Current Report on Form 8-K (the “Current Report”) as Exhibit 2.1 and the terms of which are incorporated by reference herein.

The Business Combination Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of such agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating the Business Combination Agreement. The Business Combination Agreement has been included to provide investors with information regarding its terms. It is not intended to provide any other factual information about the parties to the Business Combination Agreement. In particular, the representations, warranties, covenants and agreements contained in the Business Combination Agreement, which were made only for purposes of the Business Combination Agreement and as of specific dates, were solely for the benefit of the parties to the Business Combination Agreement, may be subject to limitations agreed upon by the contracting parties (including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Business Combination Agreement instead of establishing these matters as facts) and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors and reports and documents filed with the SEC. Investors should not rely on the representations, warranties, covenants and agreements, or any descriptions thereof, as characterizations of the actual state of facts or condition of any party to the Business Combination Agreement. In addition, the representations, warranties, covenants and agreements and other terms of the Business Combination Agreement may be subject to subsequent waiver or modification. Moreover, information concerning the subject matter of the representations and warranties and other terms may change after the date of the Business Combination Agreement, which subsequent information may or may not be fully reflected in Black Spade III’s public disclosures.

Certain Related Agreements

The Business Combination Agreement contemplates the execution of various additional agreements and instruments, on or before the Closing, including, among others, the following:

Shareholders Support and Lock-Up Agreement and Deed

Concurrently with the execution of the Business Combination Agreement, Black Spade III, Astrum and Astrum Holding, as the sole shareholder of Astrum, entered into a shareholders support and lock-up agreement and deed (the “Shareholders Support Agreement”), pursuant to which Astrum Holding agreed to, among other things, (i) attend any Astrum shareholder meeting to establish a quorum for the purpose of approving the Business Combination, and (ii) vote its shares of Astrum in favor of approving the transactions contemplated by the Business Combination Agreement.

In addition, pursuant to the Shareholders Support Agreement, Astrum Holding also agreed to certain lock-up restrictions. Specifically, (i) 4,000,000 Listco Shares held by Astrum Holding shall be free from lock-up restrictions upon Closing; (ii) 7,500,000 Listco Shares held by Astrum Holding shall be subject to lock-up restrictions for a period of twelve (12) months after the Closing Date; and (iii) the remaining Listco Shares held by Astrum Holding shall be subject to lock-up restrictions for a period of two (2) years after the Closing Date, in each case subject to customary exceptions.

The foregoing description of the Shareholders Support Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Shareholders Support Agreement, a copy of which is attached hereto as Exhibit 10.1 and is incorporated herein by reference.

Sponsor Support and Lock-Up Agreement and Deed

Concurrently with the execution of the Business Combination Agreement, Astrum, Black Spade III, the Sponsor and certain other holders of BIII Class B Ordinary Shares and BIII Private Warrants (each, and together with the Sponsor, the “Sponsor Parties”) entered into a sponsor support and lock-up agreement and deed (the “Sponsor Support Agreement”), pursuant to which each Sponsor Party agreed to, among other things, (i) attend the BIII Extraordinary General Meeting to establish a quorum for the purpose of approving the Business Combination, and (ii) vote the BIII Class B Ordinary Shares, and any other Black Spade III securities acquired by such Sponsor Party in favor of approving the transactions contemplated by the Business Combination Agreement.

In addition, pursuant to the Sponsor Support Agreement, the Sponsor agreed to certain lock-up restrictions following the Closing: (i) 3,370,000 Listco Shares held by the Sponsor immediately after the Closing (representing converted BIII Class B Ordinary Shares) shall be free from lock-up restrictions upon Closing; (ii) 1,750,000 Listco Shares held by the Sponsor immediately after the Closing shall be subject to lock-up restrictions for a period of twelve (12) months after the Closing Date; and (iii) all BIII Private Warrants held by the Sponsor immediately after the Closing and all Listco Shares issuable upon exercise of such BIII Private Warrants shall be subject to lock-up restrictions until the date that is thirty (30) days after the Closing Date, in each case subject to customary exceptions. In addition, from and after the Closing until the date falling two (2) years after the Closing Date, the Sponsor shall be entitled to designate one (1) representative to attend all meetings of the board of directors of the Merger Surviving Company in a non-voting observer capacity.

The foregoing description of the Sponsor Support Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Sponsor Support Agreement, a copy of which is filed with this Current Report as Exhibit 10.2 and the terms of which are incorporated by reference herein.

Registration Rights Agreement

At the Closing, Black Spade III, the Sponsor, Cohen & Company Capital Markets, LLC, Chardan Capital Markets, LLC, Astrum Holding and certain other shareholders of Astrum and Black Spade III will enter into an Amended and Restated Registration Rights Agreement (the “Registration Rights Agreement”) containing customary registration rights for the parties thereof.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Registration Rights Agreement, the form of which is attached hereto as Exhibit 10.3 and is incorporated herein by reference.

Warrant Agreement Amendment

On August 27, 2026, Black Spade III and Continental Stock Transfer & Trust Company, in its capacity as warrant agent (the “Warrant Agent”), entered into Amendment No. 1 to the Warrant Agreement (the “Warrant Agreement Amendment”) to amend that certain Warrant Agreement, dated as of January 5, 2026, by and between Black Spade III and the Warrant Agent.

The foregoing description of the Warrant Agreement Amendment does not purport to be complete and is qualified in its entirety by the terms and conditions of the Warrant Agreement Amendment, a copy of which is filed with this Current Report as Exhibit 4.1 and the terms of which are incorporated by reference herein.

Item 7.01 Regulation FD Disclosure

On August 27, 2026, Black Spade III and Astrum issued a joint press release announcing their entry into the Business Combination Agreement. The press release is attached hereto as Exhibit 99.1 and incorporated by reference herein.

The foregoing Exhibit 99.1 is being furnished pursuant to Item 7.01 and will not be deemed to be filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise be subject to the liabilities of that section, nor will it be deemed to be incorporated by reference in any filing under the Securities Act or the Exchange Act, regardless of any general incorporation language in such filings. This Current Report will not be deemed an admission as to the materiality of any information in this Item 7.01, including Exhibit 99.1.

Forward-Looking Statements

This document contains certain forward-looking statements within the meaning of U.S. federal securities laws with respect to the proposed transaction between Black Spade III and Astrum, including statements regarding the benefits of the transaction, the anticipated benefits of the transaction, Astrum’s development, manufacture, launch, orbital deployment, commissioning, technical performance and commercial operation of NEASTAR-1, the anticipated launch window and mission profile, the capabilities and expected operating life of NEASTAR-1, Astrum’s planned satellite-to-device network, services, coverage and commercialization strategy, regulatory and market-access approvals, device and technology compatibility, Astrum’s ability to establish commercial and strategic relationships, Black Spade III’s or Astrum’s expectations concerning the outlook for Astrum’s business, productivity, plans and goals for satellite development and launches, deliveries and future operational improvements and capital investments, operational performance, future market conditions or economic performance and developments in the capital and credit markets and expected future financial performance, as well as any information concerning possible or assumed future results of operations. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are their managements’ current predictions, projections and other statements about future events that are based on current expectations and assumptions available to Black Spade III and Astrum, and, as a result, are subject to risks and uncertainties. Any such expectations and assumptions, whether or not identified in this document, should be regarded as preliminary and for illustrative purposes only and should not be relied upon as being necessarily indicative of future results. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of definitive agreements with respect to the proposed business combination; (2) the outcome of any legal proceedings that may be instituted against Black Spade III, the combined company or others following the announcement of the business combination and any definitive agreements with respect thereto; (3) the amount of redemption requests made by Black Spade III public shareholders and the inability to complete the business combination due to the failure to obtain approval of the shareholders of Black Spade III, to obtain financing to complete the business combination or to satisfy other conditions to closing; (4) changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the business combination; (5) the ability to meet stock exchange listing standards following the consummation of the business combination; (6) the risk that the business combination disrupts current plans and operations of Astrum as a result of the announcement and consummation of the business combination; (7) the ability to recognize the anticipated benefits of the business combination; (8) costs related to the business combination; (9) risks associated with changes in laws or regulations applicable to Astrum’s business and Astrum’s international operations; (10) the possibility that Astrum or the combined company may be adversely affected by other economic, geopolitical, business, and/or competitive factors; (11) Astrum’s ability to successfully develop, launch and operate satellites and to meet technical and commercial milestones; and (12) risks related to the space industry, including launch delays, satellite failures and regulatory changes. The foregoing list of factors is not exhaustive. Forward-looking statements are not guarantees of future performance. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of Black Spade III’s registration statement on Form F-4 to be filed by Black Spade III with the SEC, and other documents filed by Black Spade III and/or Astrum from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and all forward-looking statements in this document are qualified by these cautionary statements. Astrum and Black Spade III assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, except to the extent required by applicable law. Neither Astrum nor Black Spade III gives any assurance that either Astrum or Black Spade III will achieve its expectations. The inclusion of any statement in this communication does not constitute an admission by Astrum or Black Spade III or any other person that the events or circumstances described in such statement are material.

Additional Information and Where to Find It

This document relates to a proposed transaction between Black Spade III and Astrum. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Black Spade III intends to file a registration statement on Form F-4 that will include a proxy statement of Black Spade III and a prospectus of Black Spade III with the SEC. After the registration statement is declared effective, the definitive proxy statement/prospectus will be sent to all Black Spade III shareholders as of a record date to be established for voting on the proposed transaction. Black Spade III also will file other documents regarding the proposed transaction with the SEC. This document does not contain all the information that should be considered concerning the proposed transactions and is not intended to form the basis of any investment decision or any other decision in respect of the transactions. Before making any voting or investment decision, investors and shareholders of Black Spade III are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Participants in the Solicitation

Black Spade III and Astrum and their respective directors and officers may be deemed to be participants in the solicitation of proxies from Black Spade III’s shareholders in connection with the proposed transaction. Information about Black Spade III’s directors and executive officers and their ownership of Black Spade III’s securities is set forth in Black Spade III’s filings with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This Current Report is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination and does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act, or an exemption therefrom.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Exhibit
2.1	Business Combination Agreement, dated as of August 27, 2026, by and among Black Spade Acquisition III Co, Astrum Space Inc and Astrum Networks Pte. Ltd.
4.1	Amendment No. 1 to Warrant Agreement, dated August 27, 2026, by and between Black Spade Acquisition III Co and Continental Stock Transfer & Trust Company
10.1	Shareholders Support and Lock-Up Agreement and Deed, dated as of August 27, 2026, by and among Black Spade Acquisition III Co, Astrum Space Inc and Astrum Space Holding Inc
10.2	Sponsor Support and Lock-Up Agreement and Deed, dated as of August 27, 2026, by and among Astrum Space Inc, Black Spade Acquisition III Co, Black Spade Sponsor LLC III and the other Sponsor Parties signatory thereto
10.3	Form of Amended and Restated Registration Rights Agreement
10.4	Form of Plan of Merger
10.5	Form of Listing Articles
99.1	Press Release, dated August 27, 2026
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 27, 2026

BLACK SPADE ACQUISITION III CO

By:	/s/ Chi Wai Dennis Tam
Name:	Chi Wai Dennis Tam
Title:	Executive Chairman of the Board and Co-Chief Executive Officer